[redacted]

14047801

COMMISSION
549

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

mR

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lincoln Financial Investment Services Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 South Clinton Street, Suite 7C-01
(No. and Street)

Fort Wayne, Indiana 46802
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth F. Conover **(336) 691-3153**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Commerce Square, Suite 700, 2005 Market Street **Philadelphia, PA** **19103**
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/14

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Lincoln Financial Investment Services Corporation
Years Ended December 31, 2013 and 2012
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better
working world

OATH OR AFFIRMATION

I, Elizabeth F. Conover, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Investment Services Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Elizabeth F. Conover
Signature

ROBYN E HICKS
NOTARY PUBLIC
GUILFORD COUNTY, NC

AVP and Interim Chief Financial Officer
Title

Robyn E. Hicks Expires 03/05/2016
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Investment Services Corporation

Financial Statements and Supplementary Information

Years Ended December 31, 2013 and 2012

Contents

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lincoln Financial Investment Services Corporation

We have audited the accompanying financial statements of Lincoln Financial Investment Services Corporation (an indirect, wholly owned subsidiary of Lincoln National Corporation) (the "Company"), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY

Building a better working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Financial Investment Services Corporation as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 25, 2014

Ernst + Young LLP

1309-1127756

Lincoln Financial Investment Services Corporation

Statements of Financial Condition

	December 31 2013	December 31 2012
Assets		
Cash and invested cash	$ 933,673	$ 903,410
Due from affiliates	23,782	36,624
Prepaid expenses	27,325	33,871
Other assets	–	57
Total assets	$ 984,780	$ 973,962
Liabilities and stockholder's equity		
Liabilities:		
Payable to vendors	$ 10,554	$ –
Due to affiliates	85	40
Total liabilities	10,639	40
Stockholder's equity:		
Common stock – $1 par value; 100,000 shares authorized; 6,000 shares issued and outstanding	6,000	6,000
Additional paid-in capital	1,070,132	1,070,132
Accumulated deficit	(101,991)	(102,210)
Total stockholder's equity	974,141	973,922
Total liabilities and stockholder's equity	$ 984,780	$ 973,962

See accompanying notes.

Lincoln Financial Investment Services Corporation

Statements of Income

	Year Ended December 31 2013	2012
Revenues:		
Commissions and fees from affiliates	$ **342,343**	$ 351,103
Interest	**399**	307
Total revenues	**342,742**	351,410
Expenses:		
Service charges from affiliates	**342,343**	351,103
Total expenses	**342,343**	351,103
Income before income tax expense	**399**	307
Income tax expense	**180**	155
Net income	$ **219**	$ 152

See accompanying notes.

Lincoln Financial Investment Services Corporation

Statements of Changes in Stockholder's Equity

	Year Ended December 31	
	2013	**2012**
Common stock:		
Balance as of beginning and end of year	**$ 6,000**	$ 6,000
Additional paid-in capital:		
Balance as of beginning and end of year	**1,070,132**	1,070,132
Accumulated deficit:		
Balance as of beginning of year	**(102,210)**	(102,362)
Net income	**219**	152
Balance as of end of year	**(101,991)**	(102,210)
Total stockholder's equity as of end of year	**$ 974,141**	$ 973,922

See accompanying notes.

Lincoln Financial Investment Services Corporation

Statements of Cash Flows

	Year Ended December 31	
	2013	**2012**
Operating activities		
Net income	**$ 219**	$ 152
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Change in due from affiliates	**12,842**	(2,507)
Change in prepaid expenses	**6,546**	(19,849)
Change in other assets	**57**	(57)
Change in payable to vendors	**10,554**	(10,144)
Change in due to affiliates	**45**	(921)
Net cash provided by (used in) operating activities	**30,263**	(33,326)
Net increase (decrease) in cash and invested cash	**30,263**	(33,326)
Cash and invested cash as of beginning of year	**903,410**	936,736
Cash and invested cash as of end of year	**$ 933,673**	$ 903,410
Supplemental disclosure of cash flow information		
Income tax (payments) refunds	**$ (188)**	$ 7,100

See accompanying notes.

1. Nature of Operations, Basis of Presentation, and Summary of Significant Accounting Policies

Nature of Operations

Lincoln Financial Investment Services Corporation ("LFISC" or the "Company," which also may be referred to as "we," "our," or "us") is a registered broker-dealer that offers select The Lincoln National Life Insurance Company ("LNL") and Lincoln Life & Annuity Company of New York ("LLANY") variable annuity products to independent registered investment advisor clients. We were formerly known as Jefferson Pilot Variable Corporation ("JPVC"), but repurposed the entity in 2010, and are now licensed to engage in broker-dealer activity throughout the United States. LFISC receives an administrative allowance for the services the Company provides to LNL via intercompany transfers. LFISC is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

Basis of Presentation

The accompanying financial statements are prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial position, results of operations, and cash flows, are summarized below.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change, and actual results could differ from those estimates.

1. Nature of Operations, Basis of Presentation, and Summary of Significant Accounting Policies (continued)

Cash and Invested Cash

Cash and invested cash is carried at cost and includes all highly liquid investments purchased with an original maturity of three months or less.

Revenue and Expense

LFISC recognizes all of our costs associated with the operation of the broker-dealer as general and administrative expense. Through service agreements, LNL reimburses us in the form of an administrative allowance for the services the Company performs on LNL's behalf. Administrative allowance revenue is recognized as the associated expense is incurred. Interest income is recorded as earned.

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFISC. Pursuant to an intercompany tax-sharing agreement with LNC, LFISC provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFISC will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

2. Income Taxes

The federal income tax expense was as follows:

	Year Ended December 31 2013	2012
Current	**$ 180**	$ 155
Deferred	**–**	–
Federal income tax expense	**$ 180**	$ 155

2. Income Taxes (continued)

A reconciliation of the effective tax rate differences was as follows:

	Year Ended December 31	
	2013	**2012**
Tax rate times pretax income	**$ 140**	$ 107
Effect of:		
Other items	**40**	48
Federal income tax expense	**$ 180**	$ 155
Effective tax rate	**45.11%**	50.5%

The effective tax rate is the ratio of tax expense over pretax income (loss). The 2013 and 2012 income tax expense differs from the federal tax rate of 35% as a result of permanent differences.

The federal income tax liability was as follows:

	Year Ended December 31	
	2013	**2012**
Current	**$ 33**	$ 40
Deferred	**–**	–
Total federal income tax liability	**$ 33**	$ 40

Current federal income taxes payable of $33 and $40 at December 31, 2013 and 2012, respectively, is included in due to affiliates on the Statements of Financial Condition.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS") and state taxing jurisdictions. We do not anticipate that any adjustments that might result from such audits would be material to our results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2009, 2010, and 2011.

There are no uncertain tax positions related to the Company in the current year.

3. Agreements and Transactions With Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements and to better match expenses with related revenue, LFISC has entered into various cost-sharing agreements with affiliates. Amounts due from affiliates primarily represent amounts due to LFISC for the settlement of the administrative allowance stipulated in the service agreement. Amounts due to affiliates primarily represent amounts due to LNL related to general and administrative expenses, and taxes and fees, as stipulated in the Master Services Agreement.

4. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC"), FINRA, and other regulatory bodies, regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws and laws governing the activities of broker-dealers. While LFISC is involved in various pending or threatened legal or regulatory proceedings arising from the conduct of business both in the ordinary course and otherwise, such legal expenses are a part of our Master Services Agreement with LNL. Based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFISC's financial position.

5. Net Capital Requirements

LFISC is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, may not exceed 15 to 1.

	Year Ended December 31	
	2013	**2012**
Minimum net capital requirement	**$ 25,000**	$ 25,000
Net capital	**909,034**	887,427
Excess net capital	**$ 884,034**	$ 862,427
Aggregate indebtedness	**$ 10,639**	$ 40
Ratio of aggregate indebtedness to net capital	**0 to 1**	0 to 1

6. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Supplementary Information

Lincoln Financial Investment Services Corporation

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

December 31, 2013

Computation of net capital	
Stockholder's equity	$ 974,141
Less non-allowable assets:	
Due from affiliates	23,782
Prepaid expenses	27,325
Total non-allowable assets	51,107
Other deductions	–
Net capital before haircuts on securities positions	923,034
Haircuts on securities	14,000
Net capital	$ 909,034
Computation of aggregate indebtedness	
Total aggregate indebtedness	$ 10,639
Ratio aggregate indebtedness to net capital	0 to 1
Computation of basic net capital requirements	
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000)	$ 25,000
Excess net capital	$ 884,034
Net capital less the greater of 10% of aggregate indebtedness or 120% of $25,000	$ 879,034

No material differences exist between the audited financial statement computation of net capital and the computation included in the Company's corresponding unaudited Form X-17A-5, Part IIA filing as of December 31, 2013.

Lincoln Financial Investment Services Corporation

Schedule II – Statement Regarding Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2013

Lincoln Financial Investment Services Corporation is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 Commission under paragraph (k)(1) of that Rule.

Supplementary Report

EY

Building a better working world

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Lincoln Financial Investment Services Corporation

In planning and performing our audit of the financial statements of Lincoln Financial Investment Services Corporation (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company, including any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

EY

Building a better working world

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2014

EY | Assurance | Tax | Transactions | Advisory

About EY
EY is a global leader in assurance, tax, transaction and advisory services. The insights and quality services we deliver help build trust and confidence in the capital markets and in economies the world over. We develop outstanding leaders who team to deliver on our promises to all of our stakeholders. In so doing, we play a critical role in building a better working world for our people, for our clients and for our communities.

EY refers to the global organization, and may refer to one or more, of the member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. For more information about our organization, please visit ey.com.

ey.com

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors and Management
Lincoln Financial Investment Services Corporation

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Lincoln Financial Investment Services Corporation (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2013 through December 31, 2013. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with evidence of cash disbursement record entries, including copies of executed wire transfers.

   We compared the amount in line 2B. from page 1 of the Form SIPC-7 to the amount of outgoing wire transfer transaction number 130730038409 made payable to SIPC on July 30, 2013, and found them to be in agreement.

   We compared the amount in line 2G. from page 1 of the Form SIPC-7 to the amount of the outgoing wire transfer transaction number 140220045003 made payable to SIPC on February 20, 2014, and found them to be in agreement.

2. We compared the amounts reported on the FOCUS reports for the fiscal periods from January 1, 2013 through December 31, 2013, with the amounts reported in Form SIPC-7 for the period from January 1, 2013 through December 31, 2013.

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

We performed the following procedures related to the amounts derived directly from the FOCUS reports as reported on the Form SIPC-7:

Form SIPC-7 Line Item	Procedure
2a. Total Revenue	We agreed the amount of total revenue from the Form SIPC-7 to the sum of the amounts found in line 12/Part IIA Line 9, Code 4030 from the Company's FOCUS reports filed for the periods January 1, 2013 through March 31, 2013, April 1, 2013 through June 30, 2013, July 1, 2013 through September 30, 2013, and October 1, 2013 through December 31, 2013, without exception.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   We performed the following procedures related to the adjustments on the Form SIPC-7:

Form SIPC-7 Line Item	Procedure
2c. Deductions: (7)	We agreed the amount in line 2c.(7) on page 2 of the Form SIPC-7 to the trial balance provided by the Company, which is derived from the accounting records used to prepare the FOCUS reports filed for the periods January 1, 2013 through March 31, 2013, April 1, 2013 through June 30, 2013, July 1, 2013 through September 30, 2013, and October 1, 2013 through December 31, 2013, without exception.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   We proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7, filed with our report, and on the related supporting schedules and working papers supporting the adjustments, without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2013 through December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2014

Ernst + Young LLP